Exhibit 12

XEROX CORPORATION

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series C mandatory convertible preferred stock. Series C mandatory convertible preferred stock was redeemed and converted to common stock as of July 3, 2006 and as such, there were no dividends beyond such date.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2007	2006	2007	2006
Fixed charges:
Interest expense	$149	$136	$285	$266
Portion of rental expense which represents interest factor	23	23	45	45

Total fixed charges	$172	$159	$330	$311

Earnings available for fixed charges:
Earnings	$342	$282	$677	$529
(Undistributed) distributed equity in income of affiliated companies	(13)	3	(18)	(34)
Fixed charges	172	159	330	311

Total earnings available for fixed charges	$501	$444	$989	$806

Ratio of earnings to fixed charges	2.91	2.79	3.00	2.59

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2007	2006	2007	2006
Fixed charges:
Interest expense	$149	$136	$285	$266
Portion of rental expense which represents interest factor	23	23	45	45

Total fixed charges	172	159	330	311
Preferred stock dividends pre-tax income requirements	—	24	—	48

Total combined fixed charges and preferred stock dividends	$172	$183	$330	$359

Earnings available for fixed charges:
Earnings	$342	$282	$677	$529
(Undistributed) distributed equity in income of affiliated companies	(13)	3	(18)	(34)
Fixed charges before preferred stock dividends	172	159	330	311

Total earnings available for fixed charges and preferred stock dividends	$501	$444	$989	$806

Ratio of earnings to combined fixed charges and preferred stock dividends	2.91	2.43	3.00	2.25